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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number: 0-7642
                                                 CUSIP Number(s):
(Check one)

[X]   Form 10-K                           [_]   Transition Report on Form 10-K
[_]   Form 20-F                           [_]   Transition Report on Form 20-F
[_]   Form 11-K                           [_]   Transition Report on Form 11-K
[_]   Form 10-Q                           [_]   Transition Report on Form 10-Q
[_]   Form N-SAR                          [_]   Transition Report on Form N-SAR


For Period Ended: October 31, 1997      For the Transition Period Ended: ____


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

                              MEGADATA CORPORATION
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                            (Full Name of Registrant)


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                          (Former Name, if Applicable)


                                35 ORVILLE DRIVE
                               BOHEMIA, NY 11716
                                  516-589-6800
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    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                         of Principal Executive Office)


                        PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereon will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                         [SEE ANNEX A ATTACHED HERETO.]
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                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Yitzhak N. Bachana                             516-589-6800
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                Name                                 (Telephone Number
                                                    including Area Code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [X] Yes            [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes            [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         [SEE ANNEX A ATTACHED HERETO.]


                              MEGADATA CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 30, 1998                        By: /s/ Yitzhak N. Bachana
      ----------------                            ----------------------------
                                                  Name: Yitzhak N. Bachana
                                                  Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ANNEX A
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PART III - NARRATIVE

            The Registrant has encountered a delay in preparing its Annual Report on Form 10-K for the fiscal year ended October 31, 1997, because of word processing problems that resulted in the deletion and/or corruption of the text of the Annual Report. As a result, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1997, without unreasonable effort and expense.


PART IV - OTHER INFORMATION

      (3) The Registrant anticipates that its consolidated statement of operations will reflect a net loss from continuing operations of $54,500 for the fiscal year ended October 31, 1997, as compared to a net loss from continuing operations of $584,750 reported for the prior fiscal year. The change is principally due to an increase in sales of PASSUR related products and services.